UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of January, 2011

Commission File Number 001-34987

LENTUO INTERNATIONAL INC.

A-18 Huagong Road, Guangqumenwai

Chaoyang District, Beijing 100022

People’s Republic of China

(86-10) 6778 3955

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes ☐    No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes ☐    No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes ☐    No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- )

EXHIBITS

Number	Description of Document

99.1	Press Release Regarding Updates On New Beijing Traffic Control Measures

99.2	Press Release Regarding Lentuo’s Proposed Conference Call To Discuss New Beijing Traffic Control Measures

FORWARD-LOOKING STATEMENTS

The press releases contain forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Lentuo’s control, which may cause Lentuo’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Lentuo’s filings with the U.S. Securities and Exchange Commission. Lentuo does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lentuo International Inc.

Dated: January 3, 2011

	By:	/s/ Hetong Guo

	Name:	Hetong Guo

	Title:	Chairman